September 20, 2022

Via EDGAR (filed as Correspondence)

David Edgar, Staff Accountant
Kathleen Collins, Accounting Branch Chief
Division of Corporation Finance
Office of Technology
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re: Xylem Inc.
Form 10-K for the Year Ended December 31, 2021
Filed February 25, 2022
Form 8-K furnished August 2, 2022
File No. 001-35229

Dear Mr. Edgar and Ms. Collins:
This letter is in response to the comments provided by the staff of the Securities and Exchange Commission (the "Staff") by letter dated August 22, 2022 regarding the above-referenced filings of Xylem Inc. ("Xylem," the "Company," "our," or "we"). For ease of reference, we have reproduced below the text of the comments in italics directly above the Company's responses.
Form 10-K for the Year Ended December 31, 2021
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Performance Indicators and Non-GAAP Measures, page 36

1.We note from your response to prior comment 3 that the special charges in fiscal 2020 are comprised of goodwill and asset impairment charges, net of tax. Please revise to include any income tax adjustments as a separate line item in your non-GAAP reconciliation and explain how the tax impact is calculated. Refer to Question 102.11 of the non-GAAP C&DIs.

In response to the Staff’s comment and consistent with Question 102.11 of the non-GAAP C&DIs, in future filings the Company will reflect the impact of income tax adjustments as a separate line item and explain how the tax impact is calculated. Please see the updated table and figures below (based on our response to prior comment 3) illustrating how the Company plans to display this information in future filings.

(in millions, except per share data)	2021		2020
Net income & Earnings per share	$427	$2.35	$254	$1.40
Restructuring and realignment	22	0.12	77	0.43
Special charges	12	0.07	86 (a)	0.47
Tax-related special items	—	—	(16)	(0.09)
(Gain) loss from sale of business	(2)	(0.01)	—	—
Tax effects of adjustments (b)	(7)	(0.04)	(27) (c)	(0.15)
Adjusted net income & Adjusted earnings per share	$452	$2.49	$374	$2.06
(a) The $86 million in special charges in 2020 primarily relates to goodwill and intangible asset impairment charges of $79 million recorded in the period.
(b) The tax effects of adjustments are calculated using the statutory tax rate, taking into consideration the nature of the item and the relevant taxing jurisdiction.
(c) The $27 million in tax effects of adjustments in 2020 consisted of $17 million related to restructuring and realignment costs and $10 million related to special charges.

Results of Operations, page 39

2.We note your response to prior comment 6 and we continue to believe that your results of operations discussion should be significantly enhanced to provide a quantified discussion of the factors impacting your GAAP operating income. In this regard, operating income increased $218 million during fiscal 2021, which you appear to attribute to a $132 million decrease in special charges and restructuring and realignment costs. Similarly, operating income decreased $146 million during the second quarter of fiscal 2022 of which you attribute $3 million to increased special changes and realignment costs. Your reference to other qualitative factors impacting your adjusted operating income does not provide sufficient information regarding how your GAAP operating income has been impacted by factors such as productivity, restructuring initiatives, favorable volume and price realization or by offsetting factors such as cost inflation or strategic initiatives. Please revise both here and in your segment discussion and avoid using terms such as "primarily" or "partially offset." This comment also applies to your response to prior comment 4.

In response to the additional request relating to prior comment 6, and in keeping with our desire to provide meaningful communication to investors, in future filings with the SEC, the Company will provide a quantified discussion in Results of Operations with respect to consolidated and segment GAAP operating income margin. Operating income margin is one of the key metrics used by management to measure the business and communicate with investors regarding our performance. See the updated discussions below using our Form 10-K filed on February 25, 2022 and our Water Infrastructure segment as illustrative examples of how the Company plans to disclose this information. We will apply a similar approach to all segments in future filings on Form 10-Q and 10-K.

Operating Income and Adjusted EBITDA

Operating income was $585 million (operating margin of 11.3%) during 2021, an increase of $218 million, or 59.4%, when compared to operating income of $367 million (operating margin of 7.5%) during the prior year, or a total increase of 380 basis points. Operating margin expansion included favorable impacts of 280 basis points from decreases in special charges and restructuring and realignment costs as compared to the prior year, as well as 715 basis points from favorable operating impacts, which were driven by a 390 basis point increase related to cost reductions from our productivity, restructuring and other cost saving initiatives, 140 basis points due to favorable volume and 90 basis points due to price realization. Margin expansion was offset by negative impacts of 615 basis points driven by 400 basis points of inflation and 140 basis points of increased spending on strategic investments. Excluding special charges and restructuring and realignment costs, adjusted operating income was $611 million (adjusted operating margin of 11.8%) for 2021 as compared to adjusted operating income of $525 million (adjusted operating margin of 10.8%) during the prior year.

Water Infrastructure
Operating income for our Water Infrastructure segment increased $69 million, or 21.7%, during 2021 as compared to the prior year, with operating margin also increasing from 15.3% to 17.2% or a total increase of 190 basis points. Operating margin expansion included favorable impacts of 70 basis points from a decrease in restructuring and realignment costs as compared to the prior year, as well as 780 basis points from favorable operating impacts, which were driven by a 410 basis point increase related to cost reductions from our productivity, restructuring and other cost saving initiatives, a 160 basis point increase related to favorable volume and a 60 basis point increase due to price realization. Margin expansion was offset by negative impacts of 660 basis points driven by 340 basis points of cost inflation and by 180 basis points of increased spending on strategic investments. Excluding restructuring and realignment costs, adjusted operating income increased $53 million, or 15.3%, with adjusted operating margin increasing from 16.6% to 17.8%.

Per our discussion, the following detail is being provided to the Staff for clarity on the items not material for separate disclosure in the above discussion.

Below is a reconciliation of the favorable operating impacts for consolidated Operating Income Margin.

Total Favorable Operating Impacts		715 bps
	bps
Key Drivers Cited in MD&A		620 bps
Cost saving initiatives	390
Volume	140
Price realization	90
Remaining Smaller Items		95 bps
Cost of quality (warranty and rework charges)	40
Allowances for discounts, returns and credit losses	30
Inventory items (scrap, inventory reserves and physical inventory adjustments)	20
Other miscellaneous	5

Below is a reconciliation of the negative operating impacts for consolidated Operating Income Margin.

Total Negative Operating Impacts		615 bps
	bps
Key Drivers Cited in MD&A		540 bps
Inflation	400
Strategic investments	140
Remaining Smaller Items		75 bps
Product mix	30
Foreign exchange impact	20
Other miscellaneous	25

Below is a reconciliation of the favorable operating impacts for Water Infrastructure Operating Income Margin.

Total Favorable Operating Impacts		780 bps
	bps
Key Drivers Cited in MD&A		630 bps
Cost saving initiatives	410
Volume	160
Price realization	60
Remaining Smaller Items		150 bps
Inventory items (scrap, inventory reserves and physical inventory adjustments)	50
Allowances for discounts, returns and credit losses	40
Cost of quality (warranty and rework charges)	20
Other miscellaneous	40

Below is a reconciliation of the negative operating impacts for Water Infrastructure Operating Income Margin.

Total Negative Operating Impacts		660 bps
	bps
Key Drivers Cited in MD&A		520 bps
Inflation	340
Strategic investments	180
Remaining Smaller Items		140 bps
Foreign exchange impact	50
Product mix	20
COVID-19 related impacts	20
Other miscellaneous	50

In response to the additional request noted above relating to prior comment 4, in future filings with the SEC, the Company will provide a quantified discussion in Results of Operations with respect to segment revenue for end market and application data. As discussed, geographical drivers below these levels are included to provide additional information but are not practical to quantify. See the updated discussion below using our Form 10-K filed on February 25, 2022 and our Water Infrastructure segment as illustrative examples of how the Company plans to disclose this information. We will apply a similar approach to all segments in future filings on Form 10-Q and 10-K.

Revenue
Water Infrastructure
Water Infrastructure revenue increased $168 million, or 8.1%, to $2,247 million in 2021 (5.0% increase on a constant currency basis) compared to 2020. Revenue benefited from $65 million of foreign currency translation, with the change at constant currency coming entirely from organic growth of $103 million. Organic growth during the year was driven by the industrial end market with $109 million of organic growth across all of our major geographic regions, with particular strength across the emerging markets, especially in Africa where we had strong dewatering sales, and in Latin America, where prior year COVID-19 impacts caused significant project delays. Industrial also had strong growth in western Europe and Oceania from continued general industrial strength. Organic growth in the industrial end market was offset by $6 million of declines in the utility end market, driven by softness in the dewatering business in the U.S., and weakness in the emerging markets. These declines were partially offset by strength in western Europe, where operational spending and project execution was strong.

From an application perspective, our transport applications had $84 million in organic growth, including strong dewatering revenue growth of $37 million. Dewatering growth was driven by the emerging markets, where we experienced market recovery from COVID-19 impacts and strength in mining. Western Europe also contributed to growth with strong aftermarket parts and services revenue in western Europe. Transport growth in these regions was partially offset by weakness in the U.S. driven by declines in the dewatering construction market. Organic revenue from our treatment applications also contributed $19 million to the segment's growth during the year, driven by market recovery in western Europe, and project orders in the emerging markets, which were partially offset by the timing of project deliveries Latin America.

In response to the additional request noted above relating to prior comment 4, in future filings with the SEC, the Company will provide a quantified discussion in Results of Operations with respect to consolidated Selling, General and Administrative (“SG&A”) Expenses. See the updated discussion below using our Form 10-K filed on February 25, 2022 as an illustrative example of how the Company plans to disclose this information.

Selling, General and Administrative ("SG&A") Expenses
SG&A expenses increased by $36 million (increase of 3.1%) to 22.7% of revenue in 2021, as compared to 23.4% of revenue in 2020. Revenue growth was higher than SG&A increases resulting in a lower SG&A as a percentage of sales. Cost increases were driven by increased investments in strategic growth initiatives of approximately $35 million and inflation of approximately $30 million, partially offset by approximately $45 million of cost reductions from our productivity, restructuring and other cost saving initiatives.

Form 8-K furnished on August 2, 2022
Exhibit 99.1, page 1

3.We note your proposed revised disclosures in response to prior comment 7. Please further revise your discussion of the net income margin to include the basis point change in such measure, similar to that of your adjusted EBITDA margin. Please provide us with the proposed revised disclosures that you intend to include in future earnings releases in response to this matter as well as the segment discussion addressed in our prior comment. In addition, we note that you added adjusted EBITDA margin and the increase in such measure to your highlighted bullet points in your recent Form 8-K earnings release. Please confirm that to the extent you highlight any non-GAAP measures, you will also highlight the comparable GAAP measure with greater prominence. Refer to Question 102.10 of the non-GAAP C&DIs.

The Company respectfully acknowledges the Staff's comment. Consistent with Question 102.10 of the non-GAAP C&DIs, see the updated discussion below based on our response to prior comment 7 and the related Form 8-K furnished on May 4, 2022, using our Water Infrastructure segment as an illustrative example of how the Company will disclose this information as applicable in future press releases furnished on Form 8-K.

Form 8-K furnished May 4, 2022

Xylem generated net income of $82 million, or $0.45 per share. Net income margin decreased 50 basis points to 6.4 percent. Xylem generated adjusted net income of $84 million, or $0.47 per share, which excludes the impact of restructuring, realignment and special charges. First quarter adjusted earnings before interest, tax, depreciation and amortization (EBITDA) margin decreased 290 basis points to 14.2 percent.

First Quarter Segment Results

Water Infrastructure

• First quarter reported operating income for the segment was $74 million. Adjusted operating income for the segment, which excludes $1 million of restructuring and realignment, was $75 million, roughly flat versus the comparable period last year. Reported operating margin for the segment was 13.9 percent, flat versus the prior year, and adjusted operating margin was 14.1 percent, down 80 basis points versus the prior year. Adjusted EBITDA margin was 15.9 percent, down 140 basis points from the prior year. Strong price realization and productivity benefits were more than offset by inflation and investments.

The Company also acknowledges the Staff's additional comment on the Form 8-K furnished on August 2, 2022. Consistent with Question 102.10 of the non-GAAP C&DIs, see the updated discussion below as an illustrative example of how the Company will disclose this information as applicable in future press releases furnished on Form 8-K.

Form 8-K furnished August 2, 2022

Xylem Reports Second Quarter 2022 Results

•Robust continuing demand drove strong organic orders growth: 1% on a reported basis, 6% organically
•Revenue of $1.4 billion, up 1% on a reported basis, up 6% organically
•Earnings per share of $0.62, adjusted earnings per share of $0.66
•Net income margin of 8%, adjusted EBITDA margin exceeded guidance by 160 basis points

Further, we confirm that in any future applicable disclosures furnished on Form 8-K, to the extent we highlight non-GAAP measures, we will also highlight the comparable GAAP measure with greater prominence.

We would be pleased to discuss any of the foregoing responses to the extent you require further clarification or additional information. Please feel free to contact Sandy Rowland at sandy.rowland@xylem.com or myself at geri.mcshane@xylem.com or by phone at (914) 323-5700.

Sincerely,

/s/ Geri McShane
Geri McShane
Vice President, Controller and Chief Accounting Officer

cc:	Sandy Rowland, Senior Vice President and Chief Financial Officer, Xylem Inc.
Dorothy Capers, Senior Vice President, General Counsel, Xylem Inc.
Jim Fahey, Engagement Partner, Deloitte & Touche LLP